Exhibit 99.1

2026 INTERIM REPORT

This Interim Report contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth SA and its wholly-owned subsidiaries (hereinafter “MDxHealth” or the “Company”) and the market in which it operates. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s plans relating to commercializing its tests and related diagnostic products and services (collectively “tests”, “testing solutions” or “solutions”) and the rate and degree of market acceptance of its solutions; the size of the market opportunity for the Company’s Confirm mdx, GPS mdx, and Exo mdx tests and other future tests and solutions it may commercialize or develop; the acceptance of the Company’s testing solutions by healthcare providers; the willingness of health insurance companies and other payers to cover the Company’s testing solutions and adequately reimburse the Company for such solutions; changes in payer claims reimbursement practices and the Company’s estimates regarding collection amounts for tests; the results of recoupment decisions and related appeals; the impacts and effectiveness of exiting from discontinued operations; the Company’s plans relating to the further development of testing solutions; existing regulations and regulatory developments in the United States, Europe and other jurisdictions; the Company’s ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of the Company’s research and development programs; the period over which the Company estimates its existing cash will be sufficient to fund future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the Company’s ability to cure any deficiencies in compliance with Nasdaq’s Minimum Bid Price and Market Value of Listed Securities requirements or maintain compliance with other Nasdaq Listing Rules; the Company’s ability to attract and retain qualified employees and key personnel; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its testing solutions and technology; the Company’s ability to operate its business without infringing the intellectual property rights and proprietary technology of third parties; the possibility that the anticipated benefits from the Company’s business acquisitions will not be realized in full or at all or may take longer to realize than expected; costs associated with defending intellectual property infringement, product liability and other claims; and uncertainties associated with global macroeconomic conditions. The risks included above are not exhaustive. Other important risks and uncertainties are described in the Risk Factors section of the 2025 Annual Report on Form 20-F and under the heading “Principal risks related to the business activities” in “Section I. Interim Management Report” below. You are further cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this Interim Report to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This Interim Report does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

I. INTERIM MANAGEMENT REPORT

Highlights

Key non-audited financials, as of June 30, 2026

Key unaudited consolidated figures for continuing operations for the six months ended June 30, 2026 and 2025 (thousands of U.S. dollars, except per share data):

For the six months ended June 30,	2026	2025 (Re-presented*)	$ Change	% Change
Revenue	51,106	44,957	6,149	14%
Gross Profit	32,559	30,519	2,040	7%
Operating expenses	(45,822)	(36,735)	(9,087)	25%
Operating loss	(13,263)	(6,216)	(7,047)	113%
Net loss from continuing operations	(19,174)	(16,262)	(2,912)	18%
Basic and diluted loss per share – continuing operations	(0.37)	(0.33)	(0.04)	12%

*	Comparative information has been re-presented to reflect the classification of the Resolve business as a discontinued operation. Refer to Note 3 for further information.

Revenue increased 14% to $51.1 million compared to $45.0 million for the prior year. Revenue in the first six months of 2026 and 2025 was comprised 75% and 96% from tissue-based tests, respectively.

Gross profit increased 7% to $32.6 million compared to $30.5 million for the prior year. Gross margins were 63.7% as compared to 67.9% for the prior year, a reduction of 4.2 percentage points, primarily attributed to test mix.

Operating loss increased 113% to $13.3 million compared to $6.2 million for the prior year, driven by increased operating expenses related to the ExoDx acquisition in September 2025.

Net loss from continuing operations increased 18% to $19.2 million compared to $16.3 million for the prior year, primarily driven by higher operating expenses related to the ExoDx acquisition in September 2025.

Justification to continue using the accounting rules on the basis of going concern

The Company has experienced net losses and significant cash used in operating activities since its inception in 2003, and as of and for the period ended June 30, 2026, had an accumulated deficit of $423.4 million, a net loss of $20.4 million, and net cash used in operating activities of $7.3 million. Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months.

On August 13, 2026, the Company completed a registered direct placement of 44,052,862 ordinary shares of the Company without nominal value (“Ordinary Shares”) at a price to the public of $0.454 per Ordinary Share for total gross proceeds of $20 million.

While these conditions, among others, indicate that a material uncertainty exists that casts substantial doubt about the Company’s ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of its assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

As of June 30, 2026, the Company had cash and cash equivalents of $19.2 million. Taking into account the above financial situation and on the basis of the most recent business plan, including the Company’s expected ability to access additional cash through debt, equity, or other means, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to maintain adequate levels of cash as required by certain financial covenants present in the OrbiMed Loan Facility, and to access additional cash through debt, equity or other means, for which a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Principal risks related to the business activities

MDxHealth operates in a rapidly changing environment that involves a number of risks that could materially affect its business, financial condition or future results, some of which are beyond the Company’s control. In addition to the other information set forth in this section and elsewhere in this Interim Report, the risks and uncertainties that the Company believes are most important for you to consider have been outlined in the 2025 Annual Report on Form 20-F, which is available on the Securities and Exchange Commission’s website as well as the Company’s website at www.mdxhealth.com/investors/financials.

The Company’s failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a delisting of its securities.

Our ordinary shares are currently listed for trading on Nasdaq. On June 30, 2026, we received a written notice from the Listing Qualifications Department of Nasdaq indicating that the Company was not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the closing bid price of the Company’s ordinary shares was below $1.00 per share for 30 consecutive business days. Listing Rule 5550(a)(2) requires the registrant to maintain a minimum bid price of $1.00 per share for its securities listed on Nasdaq, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s shares for the 30 consecutive business days prior to that notice (May 15, 2026 through June 29, 2026), the Company did not meet the Minimum Bid Price Requirement.

Subsequently, on July 20, 2026, we received an additional written notice from Nasdaq indicating that the Company is not in compliance with the minimum market value of listed securities requirement set forth under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”). Based on Nasdaq’s review of the Company’s market value of listed securities for the 30 consecutive business days ended July 17, 2026, we did not meet the MVLS Requirement. On August 28, 2026, Nasdaq confirmed in writing that the Company had regained compliance with the MVLS Requirement, having maintained a market value of listed securities of $35 million or greater for 10 consecutive business days from August 14, 2026 to August 27, 2026, and that this matter was closed.

Pursuant to Nasdaq Listing Rules 5810(c)(3)(A), we were provided 180 calendar days, or until December 28, 2026 to regain compliance with the Minimum Bid Price Requirement. To regain compliance with the Minimum Bid Price Requirement, the Company’s ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days (or such longer period, up to 20 consecutive business days, as Nasdaq may require).

If the Company does not regain compliance with the Minimum Bid Price Requirement by December 28, 2026, the Company may be eligible for an additional 180-day compliance period, provided that it meets all other initial listing standards for The Nasdaq Capital Market, other than the Minimum Bid Price Requirement, and provides written notice of its intention to cure the deficiency. If the Company does not regain compliance with the Minimum Bid Price Requirement following any applicable compliance period, Nasdaq will provide notice that the Company’s ordinary shares are subject to delisting. In such event, the Company may appeal the delisting determination to a hearings panel.

The receipt of the notices has no immediate effect on the listing of the Company’s ordinary shares, and the ordinary shares will continue to trade on Nasdaq under the symbol “MDXH” during the applicable compliance periods. However, there can be no assurance that the Company will be successful in regaining or maintaining compliance with the Nasdaq continued listing requirements. If the Company fails to regain compliance and its securities are delisted from Nasdaq, such delisting could adversely affect the market liquidity of the Company’s ordinary shares, the ability of the Company to raise capital, and the price at which the ordinary shares trade.

Declaration of responsible persons

The Board of Directors of MDxHealth SA, represented by all its members, declares that, as far as it is aware, the financial statements in this Interim Report, made up according to the applicable standards for financial statements, give a true and fair view of the equity, financial position and the results of the Company and its consolidated subsidiaries. The Board of Directors of MDxHealth SA, represented by all its members, further declares that this Interim Report gives a true and fair view on the information that has to be contained herein. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board, or IASB, and as adopted by the EU.

II. INTERIM CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MDXHEALTH SA

For the six months ended June 30, 2026

1. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Thousands of $ (except per share data) For the six months ended June 30,	Note	2026	2025 (Re-presented*)
–Continuing operations–
Revenues	4	51,106	44,957
Cost of sales (exclusive of amortization of intangible assets)	4	(18,547)	(14,438)
Gross profit		32,559	30,519
Research and development expenses	5	(4,129)	(4,347)
Selling and marketing expenses	5	(22,804)	(17,816)
General and administrative expenses	5	(16,235)	(11,899)
Amortization of intangible assets		(2,513)	(2,626)
Other operating expense, net		(141)	(47)
Operating loss		(13,263)	(6,216)
Financial income	6	2,855	1,108
Financial expenses	6	(8,766)	(11,433)
Loss before income tax		(19,174)	(16,541)
Income tax (expense) benefit		-	279
Loss from continuing operations		(19,174)	(16,262)
–Discontinued operations–
Loss from discontinued operations, net of tax	3	(1,225)	(319)
Loss for the period attributable to owners of the parent		(20,399)	(16,581)

Loss per share attributable to owners of the parent
Basic and diluted loss per share from continuing operations		(0.37)	(0.33)
Basic and diluted loss per share from discontinued operations		(0.03)	-
Total basic and diluted loss per share		(0.40)	(0.33)

Condensed unaudited consolidated statement of other comprehensive income

Loss for the period attributable to owners of the parent		(20,399)	(16,581)
Other comprehensive (loss) income
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations		127	(214)
Total other comprehensive (loss) income attributable to the owners of the parent		127	(214)
Total comprehensive loss for the period (net of tax) attributable to the owners of the parent		(20,272)	(16,795)

*	Comparative information has been re-presented to reflect the classification of the Resolve business as a discontinued operation. Refer to Note 3 for further information.

2. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	Notes	as of June 30, 2026	as of December 31, 2025
ASSETS
Non-current assets
Goodwill	13	39,252	38,948
Intangible assets	7	36,709	39,424
Property, plant and equipment	8	3,608	4,855
Right-of-use assets		8,290	9,821
Financial assets		1,199	1,496
Total non-current assets		89,058	94,544

Current assets
Assets held-for-sale		-	940
Inventories		6,433	6,741
Trade receivables	10	14,926	14,675
Prepaid expenses and other current assets		2,462	2,021
Cash and cash equivalents		19,207	29,032
Total current assets		43,028	53,409
TOTAL ASSETS		132,086	147,953

EQUITY
Share capital		219,209	219,209
Issuance premium		153,177	153,177
Accumulated deficit		(423,433)	(403,034)
Share-based compensation		21,297	19,335
Translation reserve		(654)	(781)
Total equity		(30,404)	(12,094)

LIABILITIES
Non-current liabilities
Loans and borrowings	9/10	96,408	76,197
Lease liabilities		7,634	8,509
Other non-current financial liabilities	9/10	21,046	25,807
Total non-current liabilities		125,088	110,513

Current liabilities
Lease liabilities		1,804	1,898
Trade payables	10	10,569	10,330
Other current liabilities		6,945	6,741
Other current financial liabilities	9/10	18,084	30,565
Total current liabilities		37,402	49,534
Total liabilities		162,490	160,047
TOTAL EQUITY AND LIABILITIES		132,086	147,953

3. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Attributable to owners of MDxHealth SA

Thousands of $, except number of shares	Number of shares	Share capital and issuance premium	Accumulated Deficit	Share-based compensation and other reserves	Translation reserves	Total equity
				Note 9, 12
Balance at December 31, 2024	49,497,334	367,847	(369,515)	17,124	(615)	14,841
Loss for the period			(16,581)			(16,581)
Other comprehensive income					(214)	(214)
Total comprehensive (loss) for the period			(16,581)		(214)	(16,795)

Transactions with owners in their capacity as owners:
Share-based compensation				1,071		1,071
Balance at June 30, 2025	49,497,334	367,847	(386,096)	18,195	(829)	(883)

Balance at December 31, 2025	51,364,520	372,386	(403,034)	19,335	(781)	(12,094)
Loss for the period			(20,399)			(20,399)
Other comprehensive income					127	127
Total comprehensive (loss) income for the period			(20,399)		127	(20,272)

Transactions with owners in their capacity as owners:
Share-based compensation				1,167		1,167
Exact Sciences 5-year warrants				795		795
Balance at June 30, 2026	51,364,520	372,386	(423,433)	21,297	(654)	(30,404)

4. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Thousands of $ For the six months ended June 30,	Note	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(14,425)	(6,504)
Depreciation		2,253	1,871
Amortization of intangible assets		2,529	2,642
Impairment	3	914	-
Provision for inventory obsolescence	3	901	528
Share-based compensation	12	1,167	1,071
Other non-cash transactions		(47)	70
Cash used in operations before working capital changes		(6,708)	(322)

Changes in operating assets and liabilities
Increase (-) in inventories		(594)	(317)
Increase (-) in receivables		(692)	(1,083)
Increase (+) decrease (-) in payables		654	(2,507)
Net cash outflow from operating activities		(7,340)	(4,229)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	8	(401)	(840)
Payment of ExoDx purchase price adjustment		(304)	-
Payment to Bio-Techne for share of Innovation Platform sale proceeds		(329)	-
Earnout payment (GPS acquisition)	9/10	(7,479)	(19,658)
Interest received		354	922
Net cash outflow from investing activities		(8,159)	(19,576)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan obligation	9	19,400	24,250
Earnout payment (GPS acquisition)	9/10	(6,521)	(8,313)
Repayment of PPP loan obligation	9	-	(324)
Payment of lease liability		(1,393)	(1,032)
Payment of interest		(5,520)	(4,554)
Other financial expense		(290)	(227)
Net cash inflow from financing activities		5,676	9,800

Net decrease in cash and cash equivalents		(9,823)	(14,005)

Cash and cash equivalents at beginning of the period		29,032	46,798
Effect of exchange rates		(2)	18
Cash and cash equivalents at end of the period		19,207	32,811

5. EXPLANATORY NOTES

Accounting policies

1.	Basis of preparation

When used in this report, all references to “mdxhealth”, the “Company”, “we”, “our” and “us” refer to MDxHealth SA and its subsidiaries. MDxHealth SA is a limited liability company domiciled in Belgium, with registered and corporate office at Cap Business Center, Rue d’Abhooz 31, 4040 Herstal, Belgium and labs in the United States.

Mdxhealth is a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. The Company’s novel prostate cancer genomic testing solutions combine advanced clinical modelling with genomic data to provide each patient with a personalized cancer risk profile, which provides more accurate and actionable information than standard risk factors (e.g., PSA, DRE, age) used by clinicians.

The Company’s Confirm mdx and Exo mdx (formerly ExoDx) solutions address men at risk for developing prostate cancer, providing physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures that are prone to complications. The Company’s Genomic Prostate Score (GPS mdx) solution addresses men newly diagnosed with prostate cancer, providing physicians with a clear clinical pathway to make the most informed treatment decision for their individual disease, including active surveillance. The Company’s collective decades of experience in precision diagnostics and its portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports its active pipeline of new testing solutions for prostate and other urologic diseases.

In May 2026, the Company’s Board of Directors approved a strategic plan to discontinue the Resolve UTI testing offering and cease operations at the Company’s laboratory facility in Plano, Texas. As of June 30, 2026, the Company completed this wind-down with the permanent cessation of operations of its wholly-owned subsidiary Delta Laboratories, LLC (“Delta Lab”) and its Plano, Texas laboratory. As a result, the Resolve UTI business has been presented as discontinued operations in the consolidated financial statements. This requires the consolidated statement of profit or loss for the six months ended June 30, 2026, to present continuing operations separately from discontinued operations, with comparative amounts in the prior period re-presented on a consistent basis. The net cash flows of the discontinued operation are presented separately in Note 3. There is no requirement for the re-presentation of the comparative consolidated statement of financial position as of December 31, 2025. For further information, refer to Note 3.

Mdxhealth offers its laboratory solutions from its state-of-the-art College of American Pathologists (CAP)-accredited and Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) certified, molecular laboratory facility located at its U.S. headquarters in Irvine, California as well as a CLIA-certified lab in Waltham, Massachusetts.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board, or IASB, and as adopted by the EU.

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The functional and presentation currency is the U.S. Dollar ($) and all amounts are presented in thousands of U.S. Dollars, rounded to the nearest thousand, unless otherwise indicated. The results and financial positions of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet. At June 30, 2026, the exchange rate applied for assets and liabilities was €1 to $1.1394 (at December 31, 2025: €1 to $1.175) quoted by the European Central Bank.

●	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates. At June 30, 2026, the exchange rate applied for income and expenses was €1 to $1.1666 (at June 30, 2025: €1 to $1.0927) quoted by the European Central Bank.

●	All resulting exchange differences are recognized in other comprehensive income.

These interim consolidated financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as of, and for the year ended, December 31, 2025.

The Company ended the period with $19.2 million in cash and cash equivalents as of June 30, 2026, and continued to incur losses. On August 13, 2026, the Company completed a registered direct placement of 44,052,862 ordinary shares of the Company without nominal value (“Ordinary Shares”) at a price to the public of $0.454 per Ordinary Share for total gross proceeds of $20 million. The Company is expecting continued losses and negative operating cash flows in the coming twelve months. Taking into account the above financial situation and on the basis of the most recent business plan, including the Company’s expected ability to access additional cash through debt, equity, or other means, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to maintain adequate levels of cash as required by certain financial covenants present in the OrbiMed Loan Facility (described in Note 9), and to access additional cash through debt, equity or other means, for which at this moment, a material uncertainty exists that casts substantial doubt about the Company’s ability to continue as a going concern.

2.	Significant accounting policies, use of judgments and estimates

The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB), collectively “IFRS”. In addition, the financial statements are also prepared in accordance with IFRS as adopted by the EU (“EU IFRS”). The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Company’s financial statements for the year ended December 31, 2025. No amendments to existing standards that became applicable as from January 1, 2026, have a material impact on the interim condensed consolidated financial statements or accounting policies.

The preparation of the interim condensed financial statements in compliance with IAS 34 requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise judgment in applying the Company’s accounting policies. The Company has applied the same accounting policies and methods of computation in these interim condensed consolidated financial statements as those applied in its consolidated financial statements for the year ended December 31, 2025, except for the changes in accounting estimates relating to the recognition of testing revenue described below, which were adopted during the six-month period ended June 30, 2026, and applied prospectively in accordance with IAS 8.

The Company revised its estimate for cash collections in excess of amounts accrued on an individual accession, which are now applied against accounts receivable rather than recognized as cash-basis revenue. The Company also extended the period over which accounts receivable is carried before being aged out from nine to twelve months. The combined effect of these changes was a decrease in testing revenue of approximately $0.2 million for the six months ended June 30, 2026. The effect of these changes in estimate on future periods has not been provided, as estimating that effect is impracticable.

Discontinued Operations

During the six months ended June 30, 2026, the Company applied IFRS 5, Non-current Assets Held for Sale and Discontinued Operations to the strategic exit from the Resolve UTI testing business and the closure of the Plano, Texas laboratory. This involved assessing the specific timeline of the operational shutdown to determine when the business component was considered abandoned. Based on this assessment, the Resolve business met the criteria to be classified as a discontinued operation as of the end of the interim reporting period. Consequently, the historical comparative periods in the Condensed Consolidated Statement of Profit or Loss have been re-presented to reflect this classification. The net cash flows of the discontinued operation are presented separately in Note 3. Further details are provided in Note 3.

3.	Discontinued operations

Discontinuation of the Resolve UTI Business

In May 2026, the Company’s Board of Directors approved a strategic plan to discontinue the Resolve UTI testing offering and cease operations at the Company’s laboratory facility in Plano, Texas. This proactive exit was initiated to prioritize the integration of the recently acquired ExoDx business and to focus the Company’s capital, operational resources, and sales force on its core prostate cancer precision diagnostics menu.

The decision to exit the UTI testing market was primarily driven by the increasingly uncertain administrative and reimbursement landscape for complex, multi-organism UTI testing. Specifically, unexplained policy reversals and heightened reimbursement volatility from Novitas, the Medicare Administrative Contractor (MAC) overseeing the Texas laboratory, made the continued operation of this business line unsustainable. The operational shutdown of the Plano facility and the discontinuation of the Resolve offering were completed by June 30, 2026.

Financial Statement Presentation

In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Resolve UTI business represents a separate major line of business and geographical area of operations, and constitutes a component of the Company whose operations and cash flows are clearly distinguished, both operationally and for financial reporting purposes, from the rest of the Company. Because the Resolve business was abandoned rather than sold, and its carrying amount will not be recovered principally through a sale transaction, the disposal group does not qualify as held for sale under IFRS 5.13. However, the complete cessation of the Resolve clinical operations and the permanent closure of the dedicated Plano, Texas laboratory both occurred prior to June 30, 2026, satisfying the abandonment criteria within the interim period. Accordingly, the results of the Resolve business are presented as a discontinued operation from the date on which it ceased to be used, and its net cash flows are presented separately in this note, in accordance with IFRS 5.13 and IFRS 5.31–5.32.

The results of operations associated with the Resolve business have been excluded from the Company’s continuing operations and are presented net of tax as a single line item, “Loss from discontinued operations, net of tax,” in the Condensed Consolidated Statement of Profit or Loss. The net cash flows from operating, investing, and financing activities of the discontinued operation are presented separately in this note.

To ensure comparability, the Unaudited Condensed Consolidated Statement of Profit or Loss for the six months ended June 30, 2025, has been retroactively re-presented to reflect the Resolve business as a discontinued operation. The net cash flows of the discontinued operation for the comparative period are presented separately in this note. In accordance with IFRS 5, the comparative Condensed Consolidated Statement of Financial Position as of December 31, 2025, has not been re-presented.

Thousands of $ (except per share data) For the six months ended June 30,	2026	2025
Results of discontinued operations
Revenues	5,651	5,940
Cost of sales (exclusive of amortization of intangible assets)	(3,739)	(3,388)
Gross Profit	1,912	2,552
Research and development expenses	-	(719)
Selling and marketing expenses	(1,680)	(1,927)
General and administrative expenses	(464)	(178)
Amortization of intangible assets	(16)	(16)
Other operating expense, net	(914)	-
Operating loss	(1,162)	(288)
Financial income	2	4
Financial expenses	(65)	(35)
Loss before income tax	(1,225)	(319)
Income tax benefit	-	-
Loss attributable to owners of the parent	(1,225)	(319)
Loss per share attributable to owners of the parent
Basic and diluted	(0.03)	-

Thousands of $ For the six months ended June 30,	2026	2025
Results of discontinued operations
Net cash outflow from operating activities	(1,263)	(744)
Net cash outflow from investing activities	(154)	(173)
Net cash outflow from financing activities	(194)	(179)

Exit charges and asset impairments

As part of the wind-down of the Resolve business, the Company recognized the following charges within loss from discontinued operations for the six months ended June 30, 2026. Impairment charges of $0.9 million were recognized, comprised of intangible assets of $0.2 million, property, plant and equipment of $0.3 million, and the right-of-use asset associated with the Plano, Texas laboratory of $0.4 million, in each case recorded within other operating expense, net, together with an inventory obsolescence provision of $0.9 million recorded within cost of sales. In addition, the loss from discontinued operations includes employee severance and termination costs of $0.2 million recorded within cost of sales, and legal and professional costs of $0.3 million recorded within general and administrative expenses. The lease liability associated with the Plano, Texas laboratory remains recognized as of June 30, 2026 and will be derecognized upon deconsolidation of Delta Lab (see Note 14).

Contingencies related to the discontinued operation

On April 20, 2026, Delta Lab received a Medicare contractor recoupment decision dated April 13, 2026, totaling approximately $10.4 million related to a retrospective review of certain historical Resolve mdx claims. Delta Lab strongly disagrees with the contractor’s findings and is vigorously contesting the contractor’s decision on substantive and procedural grounds. The Company has evaluated the matter and concluded that the recognition criteria for an accrual have not been met. The existence and ultimate amount of any obligation are contingent on the outcomes of a multi-level appeals process, which are uncertain future events not wholly within either Delta Lab’s or the Company’s control. At this time no reliable estimate of any obligation can be made. Accordingly, the matter is accounted for as a contingent liability, and no provision has been recorded in the Company’s interim financial statements for the six months ended June 30, 2026.

4.	Revenue and cost of sales

Revenue

Thousands of $ For the six months ended June 30,	2026	2025 (Re-presented*)
Tissue-based revenue	38,086	43,180
Liquid-based revenue	12,847	1,762
Royalties and other revenues	173	15
Total revenue	51,106	44,957

*	Comparative information has been re-presented to reflect the classification of the Resolve business as a discontinued operation. Refer to Note 3 for further information.

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing, or the out-licensing of the Company’s patented DNA methylation platform and biomarkers. Revenue is generated primarily in the U.S. with minimal revenue recognized throughout Europe and the rest of the world. The Company does distinguish between three sources of revenue:

●	Tissue-based revenue, from the Company’s Confirm mdx and GPS mdx tests;

●	Liquid-based revenue, from the Company’s Exo mdx test (2026) and Select mdx and Germline test (2025); and

●	Royalties and other revenues

Revenues related to royalties, licenses and other revenues are generally recognized over time as described in Note 2.7 of the Company’s 2025 year-end financial statements on Form 20-F. The Company did not recognize any contract assets or contracts liabilities.

Total revenue for six months ended June 30, 2026, was $51.1 million, an increase of 14% as compared to total revenue of $45.0 million for the six months ended June 30, 2025, driven by the acquisition of ExoDx in September 2025. Tissue-based tests (being GPS and Confirm mdx) comprised 75% and 96% of our six months ended June 30, 2026, and 2025 revenues, respectively.

Cost of sales (exclusive of amortization of intangible assets)

Thousands of $ For the six months ended June 30,	2026	2025 (Re-presented*)
Cost of sales (exclusive of amortization of intangible assets)	(18,547)	(14,438)
Total cost sales	(18,547)	(14,438)

*	Comparative information has been re-presented to reflect the classification of the Resolve business as a discontinued operation. Refer to Note 3 for further information.

The costs of sales include the costs associated with providing testing services to third parties and include the cost of materials, labor (including salaries, bonuses, and benefits), transportation, collection kits, and allocated overhead costs associated with processing samples. Allocated overhead costs include depreciation of laboratory equipment, facility occupancy and information technology costs. Costs associated with processing samples are expensed when incurred, regardless of the timing of revenue recognition. Amortization of intangible assets are excluded from cost of sales and are presented separately in the statement of profit or loss.

5.	Operating expenses

For further information relating to the primary nature of the costs associated with each of our operating expenses categories, reference Note 5 in the 2025 20-F filing. The following is a summary of the significant drivers of the changes affecting operating expenses.

Research & development expenses

For the six months ended June 30, 2026, research and development expenses decreased 5%, primarily due to timing of our clinical research trials.

Sales and marketing expenses

For the six months ended June 30, 2026, selling and marketing expenses increased by $5.0 million, or 28%, primarily due to the additional headcount related to the ExoDx acquisition which was completed in September 2025.

General and administrative expenses

For the six months ended June 30, 2026, general and administrative expenses increased by $4.3 million or 36%, primarily due to increased IT costs related to new AI initiatives as well as increased HR and administrative costs related to the ExoDx acquisition.

Other operating expense, net

For the six months ended June 30, 2026, other operating expense, net, was $0.1 million, primarily due to the write-off of fixed assets not associated with Delta Lab.

6.	Financial income and expense

Financial income

Thousands of $ For the six months ended June 30,	2026	2025 (Re-presented*)
Interest income	352	918
Fair value adjustments
GPS contingent consideration	2,350	-
Right to pay ExoDx earnout in shares	153	-
Prepayment right on OrbiMed loan	-	190
Total financial income	2,855	1,108

*	Comparative information has been re-presented to reflect the classification of the Resolve business as a discontinued operation. Refer to Note 3 for further information.

Financial income for the period ended June 30, 2026, increased by $1.7 million, primarily attributed to the $2.4 million gain from fair value adjustments related to the GPS contingent consideration, partially offset by a decrease of $0.6 million in interest income generated from our cash reserves. Refer to Note 9 for details of the amendment to defer and extend the GPS earnout obligation.

Financial expenses

Thousands of $ For the six months ended June 30,	2026	2025 (Re-presented*)
Contingent consideration fair value adjustments:
GPS contingent consideration	-	(5,421)
ExoDx contingent consideration	(516)	-
Innovation platform contingent liability	(30)	-
Prepayment right on OrbiMed loan	(44)	-
Exact Sciences warrants, net	(795)	-
NovioGendix contingent consideration	-	(112)
Right to pay GPS earnout in shares	(407)	(292)
Total fair value adjustments	(1,792)	(5,825)

Other financial expenses:
Interest on OrbiMed loan	(6,356)	(5,061)
Interest on other loans & leases	(347)	(340)
Other financial loss	(271)	(207)
Total other financial expenses	(6,974)	(5,608)
Total financial expenses	(8,766)	(11,433)

*	Comparative information has been re-presented to reflect the classification of the Resolve business as a discontinued operation. Refer to Note 3 for further information.

Financial expenses for the period ended June 30, 2026, decreased by $2.7 million, primarily from a decrease of $5.4 million in the fair value of the GPS contingent consideration, partially offset by an increase in $1.3 million in interest payments to OrbiMed as well as an increase of $0.8 million and $0.5 million in the fair value of the Exact Sciences warrants and the ExoDx contingent consideration, respectively.

7.	Intangible assets

Thousands of $	Patents and software licenses	Internally- developed intangible assets	Externally acquired intellectual property	Customers	Total
Gross Value at January 1, 2025	5,134	14,196	41,375	8,007	68,712
Additions
Gross Value at June 30, 2025	5,134	14,196	41,375	8,007	68,712

Accumulated amortization and impairment at January 1, 2025	(5,134)	(9,813)	(10,196)	(2,977)	(28,120)
Additions	-	(566)	(1,460)	(616)	(2,642)
Accumulated amortization and impairment at June 30, 2025	(5,134)	(10,379)	(11,656)	(3,593)	(30,762)
Net value at June 30, 2025	-	3,817	29,719	4,414	37,950

Thousands of $	Patents and software licenses	Internally- developed intangible assets	Externally acquired intellectual property	Customers	Total
Gross Value at January 1, 2026	5,134	14,036	44,345	9,217	72,732
Additions	-
Disposals	(3,687)	(2,156)	(4,825)		(10,668)
Gross Value at June 30, 2026	1,447	11,880	39,520	9,217	62,064

Accumulated amortization and impairment at January 1, 2026	(5,134)	(10,904)	(13,007)	(4,263)	(33,308)
Additions and impairments	-	(487)	(2,137)	(92)	(2,529)
Disposals	3,687	2,156	4,825		10,481
Currency translation adjustments				1	1
Accumulated amortization and impairment at June 30, 2026	(1,447)	(9,235)	(10,319)	(4,354)	(25,355)
Net value at June 30, 2026	-	2,645	29,201	4,863	36,709

During the six months ended June 30, 2026, the Company disposed of and impaired intangible assets it no longer utilizes, relating primarily to its European operations and the Select mdx and Resolve product lines. The disposals consisted principally of fully amortized assets and had no material impact on the net carrying amount; the related impairment charges were recognized in connection with the discontinued Resolve operation (see Note 3).

8.	Property, plant & equipment

During the six months ended June 30, 2026, the Company acquired $0.4 million of fixed assets, consisting of $0.2 million of laboratory equipment, $0.1 million of leasehold improvements, and $0.1 million of IT equipment and furniture, primarily to add testing capacity. During the same period, the Company disposed of and impaired fixed assets of $0.7 million, primarily laboratory equipment no longer in use in connection with the discontinuation of Delta Lab (see Note 3).

During the six-months ended June 30, 2025, the Company acquired $0.8 million of fixed assets, which consisted of $0.6 million of laboratory equipment, $0.1 million of leasehold improvements, and $0.1 million of IT equipment and furniture. The primary purpose of these acquisitions was to add testing capacity for GPS and Resolve assays.

9.	Loans, borrowings, lease obligations and other financial liabilities

	Loans and borrowings		Other financial liabilities
thousands of $ As of	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Beginning balance	76,197	51,291	56,372	67,856
Cash movements
Loans and borrowings repaid and contingent considerations (PPP / Exact Sciences / Innovation Platform)	-	(324)	(14,329)	(27,971)
Loans and borrowings received (OrbiMed)	20,000	25,000	-	-
Amendment and other fees related to OrbiMed agreement	(625)	(871)	-	-
Non-cash movements
Recognition of initial consideration for ExoDx acquisition	-	-	-	4,539
Recognition of ExoDx contingent consideration	-	-	-	6,273
Transfer of Innovation Platform to Exact Sciences applied against the GPS earnout payable (see Note 10)	-	-	(1,000)	-
Recognition and settlement of Innovation Platform contingent consideration	-	-	(171)	470
Recognition of warrants classified as liability	-		3,856	-
Settlement of ExoDx obligation through issuance of shares	-	-	-	(4,539)
Reclass of warrants as an equity instrument	-	-	(795)	-
Effective interest rate adjustment (OrbiMed)	836	1,101	-	-
Fair value changes through profit and loss	-	-	(4,803)	9,744
Ending balance	96,408	76,197	39,130	56,372

OrbiMed Credit Agreement

On May 1, 2024, the Company entered into a $100 million credit agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”). The Credit Agreement provides a five-year senior secured credit facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), of which (i) $55 million was advanced on May 1, 2024, (ii) $25 million was advanced, on March 10, 2025, and (iii) $20 million was advanced on March 30, 2026. For further information relating to the OrbiMed Credit Agreement, refer to Note 16 in the 2025 20-F filing.

Other financial liabilities

GPS Contingent consideration

As part of the acquisition of the GPS business from Exact Sciences in August 2022, and the subsequent amendments to the asset purchase agreement, an aggregate earnout amount of up to $82.5 million was to be paid by the Company to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025.

On April 30, 2025, the Company made its first earnout payment to Exact Sciences in the amount of $28.0 million, lowering the aggregate undiscounted amount due to Exact Sciences from $82.5 million to $54.5 million.

On January 9, 2026, mdxhealth and Exact Sciences signed an amendment to defer and extend the earnout obligation. Per the terms of the amendment, the remaining earnout payments owed to Exact Sciences will be paid as follows: $15.0 million by April 15, 2026 (which the Company paid on April 15, 2026; $14.0 million settled in cash and $1.0 million through transfer of the Innovation Platform), $18.0 million by April 15, 2027, and $21.5 million by April 15, 2028. In consideration, mdxhealth agreed to issue to Exact Sciences warrants exercisable into 3 million ordinary shares of mdxhealth at an exercise price of $5.265 per warrant.

The issuance of the warrants was subject to shareholder approval. Pending that approval, the Company’s obligation to deliver the warrants was classified as a financial liability measured at fair value through profit or loss, with an initial fair value of $3.9 million recognized in financial expenses. Following shareholder approval at the Annual General Meeting in May 2026, the warrants qualified as equity instruments and the liability, with a then-current fair value of $0.8 million, was reclassified to equity with no subsequent remeasurement. The net amount recognized in financial expenses for the six months ended June 30, 2026 was $0.8 million, comprising the initial recognition of $3.9 million less subsequent fair value gains of $3.1 million.

As of June 30, 2026, the contingent consideration has been assessed at $31.8 million, of which $15.8 million has been recorded under “Other current financial liabilities” and the remaining $16.0 million has been recorded under “Other non-current financial liabilities”. As of December 31, 2025, the contingent consideration was assessed at $49.1 million, and has been accounted for as other financial liabilities (current and non-current liabilities).

Exosome Contingent consideration

In connection with the acquisition of the Exosome (ExoDx) business from Bio-Techne in September 2025, the Company agreed to make deferred contingent payments to Bio-Techne of up to $10.0 million. At the Company’s option, a portion of these payments may be settled in cash or through the issuance of shares of the Company, subject to the limitation that no more than 50% of the earnout may be settled in shares. The contingent consideration is measured at fair value through profit or loss.

As of June 30, 2026, the contingent consideration was assessed at $7.3 million, of which $2.3 million has been recorded under “Other current financial liabilities” and the remaining $5.0 million has been recorded under “Other non-current financial liabilities”. As of December 31, 2025, the contingent consideration was assessed at $6.8 million, and has been accounted for as other financial liabilities (current and non-current liabilities).

10.	Financial instruments and fair value

The table shows the Company’s significant financial assets and liabilities. All financial assets and liabilities are carried at amortized cost with the exception of the contingent considerations in relation to acquisitions and derivative financial instruments reported at fair value through profit and loss.

All financial assets and liabilities are considered to have carrying amounts that do not materially differ from their fair value.

The carrying value and fair value of the financial instruments as of June 30, 2026, and December 31, 2025, can be presented as follows:

Thousands of $	As of June 30, 2026	As of December 31, 2025	Fair value hierarchy
Financial assets
At fair value:
Right to pay GPS earnout in shares	124	530	Level 3
Right to pay ExoDx earnout in shares	386	233	Level 3
Right for early repayment of OrbiMed loan	689	733	Level 3
Subtotal financial assets at fair value	1,199	1,496

At amortized cost:
Trade receivables	14,926	14,675
Cash and cash equivalents	19,207	29,032
Subtotal financial assets at amortized cost	34,133	43,707
Total financial assets	35,332	45,203

Financial liabilities
At fair value:
Other financial liabilities
GPS contingent consideration	31,850	49,139	Level 3
Exosome contingent consideration	7,280	6,763	Level 3
Innovation platform contingent consideration	-	470	Level 3
Subtotal financial liabilities at fair value	39,130	56,372

At amortized cost:
Loans and borrowings	96,408	76,197	Level 2
Lease liabilities	9,438	10,407
Trade payables	10,569	10,330
Subtotal financial liabilities at amortized cost	116,415	96,934
Total financial liabilities	155,545	153,306

The fair value of the financial instruments has been determined on the basis of the following methods and assumptions:

●	The carrying value of the cash and cash equivalents, the trade receivables, other current assets and the trade payables approximate their fair value due to their short-term character.

●	The fair value of loans and borrowings applying the effective interest rate method approximates their carrying value (level 2).

o	OrbiMed Loan Facility: the host financial liability was obtained with a variable interest rate based upon the Secured Overnight Financing Rate (“SOFR”), (with a floor of 2.5%) plus a margin of 8.5%.

●	Leases are measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate at the commencement date of these leases. Their fair value approximates their carrying value.

●	The fair value of contingent consideration payable to Bio-Techne (for the ExoDx acquisition) and Exact Sciences (for the GPS acquisition) is based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3). This is initially recognized as part of the purchase price and subsequently fair valued with changes recorded through financial income/expense in the statement of profit or loss.

o	ExoDx: the fair value of the contingent consideration payable to Bio-Techne is based on the net present value of the expected future payments, which are payable in equal annual installments over four years, subject to certain conditions. This contingent consideration was initially recorded along with the purchase price allocation of this business combination on September 15, 2025. Fair-value adjustments resulting in total charges of $0.5 million have been recorded in financial expenses for the period ended June 30, 2026. The Company used a discount rate of 17.99%. A hypothetical 1.5% increase (decrease) in the discount rate would correspond to a decrease (increase) in the fair value by approximately -$0.1 million (+$0.1 million), assuming all other variables remain constant.

o	GPS: the fair value of the contingent consideration payable to Exact Sciences is based on the estimated net present value of the remaining earnout payment of $39.5 million. This contingent consideration was initially recorded along with the purchase price allocation of this business combination. Fair-value adjustments resulting in total financial gains of $2.4 million have been recorded as of June 30, 2026, of which the full amount has been included in financial income. The Company used a discount rate of 17.99%. A hypothetical 1.5% increase (decrease) in the discount rate would correspond to a decrease (increase) in the fair value by approximately -$0.5 million (+$0.5 million), assuming all other variables remain constant.

●	Derivative Financial assets, both valued using valuation models with level 3 inputs:

o	The fair value of the Company’s option to prepay the OrbiMed Loan Facility was measured based on a valuation model which takes into account several factors, including the expected prepayment option exercise price and the potential cash savings that could be realized by the Company. This valuation model is considered as level 3 input and was valued as a $0.7 million financial asset, as of June 30, 2026.

o	The fair value of Company’s option to settle the Exact Sciences earnout obligation in cash or through the issuance of additional shares of the Company was measured based on a Monte Carlo valuation model which takes into account several factors including the expected evolution in Company’s share price as well as the 7.5% ownership limit of the outstanding shares of mdxhealth, as described above. This valuation model is considered as level 3 input and was valued as a $0.1 million financial asset, as of June 30, 2026.

o	The fair value of the Company’s option to settle the Exosome earnout obligation in cash or through the issuance of additional shares of the Company was measured based on a Monte Carlo valuation model which takes into account several factors including the expected evolution in Company’s share price as well as the limitation that a maximum of 50% of the $10.0 million Exosome earnout may be settled through the issuance of shares of mdxhealth, as described above. This valuation model is considered as level 3 input and was valued as a $0.4 million financial asset, as of June 30, 2026.

No financial assets or financial liabilities have been reclassified between the valuation categories during the year.

A reconciliation of cash and non-cash movements of level 3 financial liabilities is presented in the table in Note 9 under the heading “Other financial liabilities”.

11.	Related party transactions

There were no transactions to key management other than remuneration, warrants, and bonus, all of which are detailed in the Company’s 2025 Annual Report. For the six months ended June 30, 2026, total remuneration for key management and Directors was $2.0 million, and 1.7 million warrants were granted.

There were no other related party transactions.

12.	Warrant plans

During the second quarter of 2026, the shareholders approved the issuance of 3,000,000 Share Options, pursuant to a share option plan named the “2026 Share Option Plan” in an effort to create a pool of outstanding options available for further grants to selected participants. Each 2026 Share option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. As of June 30, 2026, 1,562,300 shares from the 2026 Share Option Plan were granted.

As of June 30, 2026, there are 7,523,991 employee warrants outstanding, entitling their holders to subscribe to 7,523,991 shares of the Company. As of June 30, 2026, there are 2,939,892 vested warrants outstanding.

The warrants have been granted free of charge. Each warrant entitles its holder to subscribe to one common share of the Company at a subscription price determined by the board of directors, within the limits decided upon at the time of their issuance. The warrants issued generally have a term of ten years as of issuance. Upon expiration of their term, the warrants become null and void. In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has been employed for at least one year.

All warrant grants are considered to be equity-settled, share-based payment plans where the fair value of the warrants granted is determined at the grant date, without subsequent remeasurement. The fair value of each warrant grant is estimated using the Black-Scholes option pricing model with the following assumptions:

●	The dividend return is estimated by reference to the historical dividend payment of the Company; currently, this is estimated to be zero as no dividends have been paid since inception.

●	The expected volatility was determined using the Euronext average volatility of the stock over the last two years at the date of grant for any grants done until December 15, 2023, the date on which the delisting from Euronext took place. For any subsequent grants, the expected volatility was determined using the Nasdaq Capital Market average volatility of the stock over the last two years at the date of grant.

●	For grants done until December 15, 2023, the risk-free interest rate was based on the interest rate applicable for the 10-year Belgian government bond at the grant date. For grants performed after December 15, 2023, the risk-free rate was based on the 10-year risk free treasury par yield curve rates listed by the U.S. Department of the Treasury.

The model inputs for warrants granted during the period ended June 30, 2026, included:

Grant Date	Number of Shares	Exercise Plan	Expiry Date	Stock Price	Exercise Price	Expected Dividend Yield	Expected Volatility	Risk Free Rate
January 1, 2026	1,000	2025	31/03/2035	$3.57	$3.57	-	82.67%	4.18%
March 5, 2026	1,500	2025	31/03/2035	$3.31	$3.42	-	82.47%	4.13%
June 1, 2026	201,500	2025	31/03/2035	$0.66	$0.76	-	91.83%	4.47%
June 1, 2026	1,562,300	2026	31/03/2036	$0.66	$0.76	-	91.83%	4.47%

The total fair value of the granted warrants during the six months ended June 30, 2026, is estimated at $0.9 million following the underlying assumptions of the model. This amount represents the full fair value of the warrants granted in 2026 that will vest over time. For the six months ended, June 30, 2026, the company recorded an expense of $1.2 million.

13. Goodwill impairment testing

The goodwill amount of $39.3 million as of June 30, 2026 is fully allocated to the Company’s single cash-generating unit (“CGU”), corresponding to the Company as a whole. The Company does not distinguish separate business segments or smaller groups of assets that generate largely independent cash inflows.

During the period, the Company recognized a measurement-period adjustment of $0.3 million to goodwill in connection with the finalization of the ExoDx working capital adjustment.

Impairment indicator

The decision of the Board to discontinue the Resolve UTI business, and the subsequent significant decline of the Company’s share price in the period thereafter, are triggers for an impairment test. As a result (although goodwill is otherwise tested for impairment on an annual basis) management performed an interim impairment assessment as of June 30, 2026.

The recoverable amount of the CGU has been determined from the value-in-use calculation based on the Company’s updated cash flow projections covering a period of 4.5 years through December 31, 2030. The use of this method requires estimating of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

The amount by which the CGU’s recoverable value exceeds its carrying value is $134.3 million, following a number of refinements of the model as well as updated estimates on the budgeted cashflows after the exclusion from the Resolve test.

The main assumptions used are as follows:

For the Years Ended December 31	June 30, 2026	December 31, 2025
Discount rate (post-tax)	18.81%	18.64%
Terminal growth rate	2.0%	2.0%

The discount rate is based on comparable companies in the industry together with Company-specific risks. Terminal growth rate is based on management estimates and industry data.

The Company’s impairment review is not sensitive to any reasonable possible changes in the key assumptions used by management.

Based on the above information, management concluded that there was no Goodwill impairment on June 30, 2026.

14.	Subsequent events

On August 3, 2026, in connection with the permanent cessation of operations of the Company’s wholly-owned subsidiary Delta Lab and its Plano, Texas laboratory, Delta Lab executed an Assignment for the Benefit of Creditors (“ABC”) under applicable state law, assigning substantially all of its assets to an assignee for the benefit of Delta Lab’s creditors. The assignee has broad authority to take possession of, preserve, and dispose of Delta Lab’s assets and to administer creditor claims in accordance with statutory priorities. The ABC was undertaken to effect an orderly disposition of Delta Lab’s assets and satisfaction of its claims, inclusive of the previously disclosed Novitas Solutions recoupment claim of $10.4 million relating to certain historical Resolve mdx claims (see Note 3).

As a result of the ABC, control of Delta Lab passed to the assignee, and the Company ceased to control Delta Lab within the meaning of IFRS 10. Accordingly, Delta Lab will be deconsolidated from the Company’s consolidated financial statements in the third quarter of 2026, with the assets and liabilities of Delta Lab derecognized as of the date control was lost. The ABC process is limited to Delta Lab, which has operated as a separate legal entity since its acquisition in 2022. The deconsolidation is expected to result in a non-cash gain, presented within discontinued operations.

On August 13, 2026, the Company completed a registered direct placement of 44,052,862 ordinary shares of the Company without nominal value (“Ordinary Shares”) at a price to the public of $0.454 per Ordinary Share for total gross proceeds of $20 million before deducting estimated offering expenses. The shares were sold to institutional investors and were placed directly by the Company under its shelf registration statement on Form F-3 filed on February 17, 2026. As the placement occurred after June 30, 2026, the newly issued shares are not included in the weighted-average number of shares used to calculate earnings per share for the periods presented herein.

Subsequent to June 30, 2026, the Company received notices from Nasdaq regarding non-compliance with the minimum bid price and minimum market value of listed securities requirements for continued listing on The Nasdaq Capital Market, as further described in ‘Principal risks related to the business activities’ in the Interim Management Report. On August 28, 2026, Nasdaq confirmed in writing that the Company had regained compliance with the minimum market value of listed securities requirement under Nasdaq Listing Rule 5550(b)(2), having maintained a market value of listed securities of $35 million or greater for 10 consecutive business days from August 14 to August 27, 2026, and that this matter was closed. The Company remains in non-compliance with the separate minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), for which the initial period to regain compliance extends to December 28, 2026.

III. CORPORATE INFORMATION

Registered office

MDxHealth SA has the legal form of a public limited liability company (société anonyme - SA / naamloze vennootschap - NV) organized and existing under the laws of Belgium. The company’s registered office is located at CAP Business Center, Rue d’Abhooz 31, B-4040 Herstal, Belgium.

The company is registered with the Registry of Legal Persons (registre des personnes morales - RPM / rechtspersonenregister – RPR) under company number RPM/RPR 0479.292.440 (Liège).

Listings

NASDAQ: MDXH

Financial year

The financial year starts on 1 January and ends on 31 December.

Statutory auditor

BDO Bedrijfsrevisoren / Réviseurs d’entreprises BV/SRL

Da Vincilaan 9

1935 Zaventem

Belgium

Availability of the Interim Report

This document is available to the public free of charge and upon request:

MDxHealth SA – Investor Relations

CAP Business Center - Rue d’Abhooz, 31 – 4040 Herstal – Belgium

E-mail: ir@mdxhealth.com

For informational purposes, an electronic version of the 2026 Interim Report is available on the website of mdxhealth at www.mdxhealth.com/investors/financials